October 29, 2012

VIA EDGAR TRANSMISSION

John Ganley

Senior Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Compass EMP Funds Trust. File Nos. 333-181176 and 811-22696

Dear Mr. Ganley:

On May 4, 2012 Compass EMP Funds Trust (the "Registrant"), on behalf of the 17 separate series (each a "Fund", collectively, the "Funds") of the Registrant, filed a Registration Statement under the Securities Act of 1933 on Form N-1A.  On June 7, 2012, Mr. Howell provided written comments to the Registration Statement.  By letter dated September 4, 2012, the Registrant provided responses to those comments followed by the September 5, 2012 filing of Pre-Effective Amendment Number 1 to the Registrant’s Registration Statement.  On September 10, 2012, Mr. Howell provided oral comments on Amendment Number 1.  By letter dated September 20, 2012, the Registrant provided responses to those comments followed by the September 20, 2012 filing of Pre-Effective Amendment Number 2 to the Registrant’s Registration Statement.

During September and October of 2012 you provided supplemental oral comments to Amendment Number 2.  Please find below responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on behalf of Registrant.  Where a comment is made, it has been treated as applicable to all Funds with similar disclosure appearing elsewhere in the Registration Statement.  The Registrant will concurrently file Pre-Effective Amendment Number 3 to the Registrant’s Registration Statement to incorporate response-related amendments.

The Registrant and its principal underwriter intend to submit a request for effectiveness by separate letter following the filing of Pre-Effective Amendment Number 3.

Comment 1.

Please complete any missing data items in fee tables and expense examples.

Response.

The Registrant has completed all remaining data items including fee tables and expense examples.

Comment 2.

For each Fund with "Volatility" in its name, under principal investment strategies, please provide:

(i) a detailed description of how volatility is defined and computed;

(ii) a detailed description of how the relevant index is constructed; and

(iii) a description of the adviser’s index-tracking strategy, such as full replication or sampling.

Response.

The Registrant has amended disclosures to provide (i) a detailed description of how volatility is defined and computed; (ii) a detailed description of how the relevant index is constructed; and (iii) a description of the adviser's index-tracking strategy.

Comment 3.

For the Funds with "Large Cap" or "Small Cap" in their name, please provide a definition of large cap and small cap such as an absolute dollar threshold ($10 billion would be acceptable for large cap and $5 billion might be acceptable; and $2 billion would be acceptable for small cap and $3 billion might be acceptable) or a range of capitalization by reference to a widely recognized index, such as the Russell 1000 with a description of the range as of the most recent reconstitution.

Response.

The Registrant has removed large cap from the relevant Fund’s name.  The Registrant believes its current small cap definition of $3 billion or less is consistent with the market’s general understanding of an acceptable threshold for small cap.

Comment 4.

For the Funds with 500 in their name, please provide supplementally a review of the historical number of securities held to confirm that 500 is not misleading.  Additionally, please amend disclosures to state that the Fund and/or Index invests in approximately 500 securities or provide such other amended disclosure to make clear that the Fund and/or Index may be composed of less than 500 securities.

Response.

Please see the study provided below in table form.  At reconstitution in March and September each index contains the securities of 500 issuers.  However, between reconstitution, the number of issuers represented may fall below 500 due to corporate actions such as mergers.  The table below provides a study of the minimum number of issuers per year.

Year	U.S. Large Cap 500 Volatility Weighted	U.S. Small Cap 500 Volatility Weighted	International 500 Volatility Weighted	Emerging Market 500 Volatility Weighted
2012	496	498	498	499
2011	495	495	497	495
2010	494	497	499	495
2009	493	494	496	496
2008	495	494	496	494
2007	491	493	498	490

Additionally, the Registrant has amended disclosures to more prominently state that each respective index may include securities of less than 500 issuers depending on the number of companies meeting the index's criteria.  The Registrant believes that at each reconstitution, each relevant index will contain securities of 500 issuers and that while the number of issuers may fall below 500 between reconstitutions because of mergers and other corporate actions, the use of approximately might tend to confuse prospective shareholders.

Comment 5.

For the Emerging Market Fund, please include a full or representative listing of regions and countries in which the Fund will invest and disclose how the Fund's definition of emerging market was developed and whether shareholders might look to an independent source to confirm or compare the Fund's definition.

Response.

The Registrant has made the requested disclosures in the form of a representative listing of regions and countries.

Comment 6.

For each Fund with "Hedged" in its name, please consider renaming the Fund or revise the investment strategy because the index composition that results from the hedging strategy permits a primary allocation of Fund assets to cash equivalents for an indeterminate period of time which is inconsistent with Rule 35d-1 with respect to the security type used in these Fund names.

Response.

The Registrant has removed hedged from each relevant Fund’s names.

Comment 7.

For each Fund that includes “U.S.” in its name, please amend disclosures to include a representation that under normal conditions the Fund will invest at least 80% of its assets in securities of U.S. issuers.  Additionally, please remove foreign risks are principal risks in light of the relevant Fund's 80% investment policy.

Response.

The Registrant has amended each affected Fund's disclosures to include an 80% representation and removed relevant foreign risk disclosures.

Comment 8.

For each Fund that includes “International” or “Global” in its name, please amend disclosures to include a representation that even under unusual market conditions the Fund will invest at least 30% of its assets in securities of foreign issuers.

Response.

The Registrant has amended each affected International Fund's disclosures to include a 30% representation and has removed global from other Fund names.

Comment 9.

For each Fund that includes “Long/Short” in its name, please specify limits on long and short positions as well as include a description of when the Fund's portfolio would be short, neutral or long.

Response.

The Registrant notes that the Fund's with Long/Short in their name do not have specific limits on long or short other than those imposed by the regulatory framework under which they operate.  Additionally, after conferring with the Funds' adviser regarding the proprietary model used by the adviser to guide the Funds' investment positions, the Registrant does not believe it can provide supplemental details about when the Funds might tend to be short, neutral or long without endangering the proprietary status of the model.

Comment 10.

For each Fund that uses a market level trigger to guide allocation to cash, please move or copy the detailed disclosures form the statutory portion of the prospectus to the summary portion.

Response.

The Registrant has amended each affected Fund's prospectus summary disclosures as requested.

Comment 11.

For each Fund that contemplates an allocation to fixed income securities, please provide additional disclosure describing security types as well as maturity and credit quality limits, without stating an average credit quality score.

Response.

The Registrant has amended each affected Fund's disclosures to state security types as well as maturity and credit quality limits.

Comment 12.

For each Fund with commodity or futures in its name, please provide additional disclosure giving examples of the types of commodities and or futures the Fund will employ.

Response.

The Registrant has amended each affected Fund's disclosures to give examples of the types of commodities and or futures the Fund will employ.

Comment 13.

For each Fund that employs underlying funds and is subject to a name-related percentage investment test, please provide an assurance that the Fund will look through the underlying fund investment for percentage testing.

Response.

The Registrant represents that it will look through the underlying fund for purposes of meeting name-related investment tests.

Comment 14.

Please consider changing the names of any Fund using "enhanced" in its name or revising disclosures to the extent there is a significant risk of shareholder confusion about the variation in the implied meaning of enhanced across different Funds.

Response.

Upon review, the Registrant does not believe there is a significant risk of shareholder confusion about the variation in the implied meaning of enhanced across different Funds because each Fund's disclosure describes its Fund-specific strategy.

Comment 15.

Please amend the signature page to include each wholly-owned subsidiary as a signatory of the registration statement.

Response.

The signature page has been amended as requested.

The Registrant has made additional refining edits throughout its registration statement that are consistent with the responses above.

The Registrant and the adviser have applied for an exemptive order (the "Order") from the SEC that would permit the adviser, with Board of Trustees approval, to enter into sub-advisory agreements with sub-advisers without obtaining shareholder approval.  The Order, if granted, would also permit the adviser, subject to the approval of the Board of Trustees, to replace sub-advisers or amend sub-advisory agreements, including fees, without shareholder approval whenever the adviser and the Trustees believe such action will benefit a Fund and its shareholders.  The Registrant will not condition any request to declare the Registrant's registration statement effective upon the status of the Order.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

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should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

/s/ Thompson Hine LLP